Exhibit 21.1

Principal Subsidiaries and Variable Interest Entities of the Registrant

Principal Subsidiaries	Place of Incorporation
Comptree International	Cayman Islands
GigaCloud Technology (Suzhou) Co., Ltd. (formerly known as Oriental Standard Network Technology (Suzhou) Co., Ltd.)	The People’s Republic of China
Suzhou Dajianyun Transport Co., Ltd.	The People’s Republic of China
GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited)	Hong Kong
Oriental Standard Japan Co., Ltd.	Japan
BTM Co., Ltd.	Japan
GIGACLOUD TECHNOLOGY (USA) INC. (formerly known as COMPTREE INC.)	California, USA
Tmall, Inc.	California, USA

Principal Variable Interest Entities	Place of Incorporation
B.T.M TRAVEL AND TRADING LTD	England and Wales, the United Kingdom
COMHARBOR LIMITED	England and Wales, the United Kingdom
BRIHOME LIMITED	England and Wales, the United Kingdom
GIGA CLOUD LOGISTICS INC	Nevada, USA